Exhibit 16.1

February 13, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

We have read the Form 8-K for QKL Stores Inc. dated February 13, 2012, to be filed with the Securities and Exchange Commission. We agree with the statements concerning BDO China Shu Lun Pan CPAs LLP in such Form 8-K. We are not in a position to agree or disagree with other statements of QKL Stores Inc. contained therein.

Very truly yours,

/s/ BDO China Shu Lun Pan CPAs LLP